Exhibit 99.1

012 SMILE.COMMUNICATIONS LTD.
2 Dov Friedman Street
Ramat Gan 52503, Israel
_____________________

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We cordially invite you to an Extraordinary General Meeting of Shareholders to be held on Tuesday, March 16, 2010 at 11:00 a.m. (Israel time) at the offices of the Eurocom Group at 2 Dov Friedman Street, Ramat Gan 52503, Israel, for the following purposes:

1.	To approve an amendment to our Articles of Association to change our company’s name to “B Communications Ltd.” or any similar name approved by the Israeli Registrar of Companies;

2.
To approve certain amendments to our Articles of Association to comply with the regulatory framework to which we will be subject following our acquisition of the controlling interest in  Bezeq - The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ); and

3.	To approve a proposed private offering of our ordinary shares in Israel in which our controlling shareholder, Internet Gold - Golden Lines Ltd., will participate.

The Board of Directors recommends that you vote in favor of each of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on February 8, 2010 are entitled to notice of and to vote at the meeting.  You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By Order of the Board of Directors,

Sincerely,
Shaul Elovitch
Chairman of the Board of Directors

February 8, 2010

012 SMILE.COMMUNICATIONS LTD.
2 Dov Friedman Street
Ramat Gan 52503, Israel
_____________________

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of 012 Smile.Communications Ltd. to be voted at an Extraordinary General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders.  The Meeting will be held at 11:00 a.m. (Israel time) on Tuesday, March 16, 2010, at the offices of the Eurocom Group at 2 Dov Friedman Street, Ramat Gan 52503, Israel.

This Proxy Statement, the attached Notice of Extraordinary General Meeting of Shareholders and the enclosed proxy card are being mailed to shareholders on or about February 12, 2010.

Purpose of the Extraordinary Meeting

At the Meeting, shareholders will be asked to vote upon the following matters: (i) approval of an amendment to our Articles of Association to change our company’s name to “B Communications Ltd.” or any similar name approved by the Israeli Registrar of Companies; (ii) approval of certain amendments to our Articles of Association to comply with the regulatory framework to which we will be subject following our acquisition of the controlling interest in  Bezeq - The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ); and (iii) approval of a proposed private offering of our ordinary shares in Israel in which our controlling shareholder, Internet Gold - Golden Lines Ltd., or Internet Gold, will participate.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.01 per share, as of the close of business on February 8, 2010, are entitled to notice of, and to vote in person or by proxy at, the Meeting.  As of February 8, 2010, the record date for determination of shareholders entitled to vote at the Meeting, there were 25,340,770 outstanding ordinary shares.

●
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.  The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of shares voted at the Meeting.  If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR each of the proposals.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence, in person or by proxy, of shareholders holding or representing, in the aggregate, at least one third of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  If within half an hour from the time designated for the adjourned Meeting a quorum is not present, any number of shareholders present will constitute a quorum.  This notice shall serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Generally, broker non-votes occur when shares held by a broker in “street name” for a beneficial owner are not voted with respect to a particular proposal because the broker has not received voting instructions from the beneficial owner and the broker lacks discretionary voting power to vote those shares.  A broker is entitled to vote shares held for a beneficial owner on routine matters, such as the approval of our company’s name change (as in Proposal 1) and amendments to our articles of association (as in Proposal 2), without instructions from the beneficial owner of those shares.  Absent instructions from the beneficial owner of such shares, a broker is not entitled to vote shares held for a beneficial owner on certain non-routine items, such as the approval of the participation of our controlling shareholder in a private offering of our shares  (as in Proposal 3).  Thus, if you do not give your broker specific instructions, your shares may not be voted on Proposal 3 and will not be counted in determining the number of shares necessary for approval, although they will count for purposes of determining whether a quorum exists.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

Each ordinary share entitles the holder to one vote.  An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve each of the proposals.  In addition, the approval of Proposal 3 requires that either (i) such majority include at least one-third of the votes of disinterested shareholders voting on the matter (not including abstentions) or, (ii) the total number of votes of disinterested shareholders voted against the matter does not exceed one percent of our company’s voting power.

In tabulating the voting result for any particular proposal, ordinary shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

We have received indications from our principal shareholders, Eurocom Communications Ltd., or Eurocom Communications, and Internet Gold, which together beneficially hold approximately 76.96% of our issued and outstanding ordinary shares, that they presently intend to vote in favor of each of the Items to be acted upon at the Meeting.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of our stock.

Security Ownership of Certain Beneficial Owners and Management

Internet Gold owned 19,092,563 or approximately 75.34% of our outstanding ordinary shares, and Eurocom Communications beneficially owned 19,502,563 or approximately 76.96% of our outstanding shares, as of February 8, 2010.  Internet Gold is a public company, whose shares are listed on the NASDAQ Global Market and the Tel Aviv Stock Exchange.  Internet Gold is controlled by Eurocom Communications, which held approximately 74.44% of its ordinary shares as of February 8, 2010.  Eurocom Communications is controlled by Mr. Shaul Elovitch, the chairman of our board of directors and the chairman of the board of directors of Internet Gold and Eurocom Communications.  As a result, Mr. Shaul Elovitch may be deemed to have sole voting and dispositive power as to the ordinary shares of our company held of record by Eurocom Communications and Internet Gold.

The following table sets forth certain information as of February 8, 2010 (unless otherwise indicated below) regarding the beneficial ownership by all shareholders known to us to beneficially own 5% or more of our outstanding ordinary shares.  Other than Mr. Shaul Elovitch, none of our directors or executive officers beneficially own our ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Eurocom Communications Ltd. (3)	19,502,563	76.96%
Internet Gold (3)	19,092,563	75.34%
Clal Insurance Enterprises Holdings Ltd.(4)	2,545,938	10.04%
__________________

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities, but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 25,340,770 ordinary shares issued and outstanding (which excludes 19,230 ordinary shares held as treasury shares) as of February 8, 2010.

(3)
Eurocom Communications holds of record 410,000 of our ordinary shares, and Internet Gold holds of record 19,092,563 of our ordinary shares.  Eurocom Communications is the controlling shareholder of Internet Gold, holding approximately 74.45% of its ordinary shares.  Eurocom Communications is 50.33% owned by Eurocom Holdings and 49.0% of its shares are held by four holding companies, which are 80.0% owned by Mr. Shaul Elovitch. The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Mr. Shaul Elovitch holds 80.0% of Eurocom Holdings’ shares and 75.0% of Eurocom Holdings’ management shares.  Mr. Shaul Elovitch also serves as the chairman of the board of directors of Internet Gold, Eurocom Communications and Eurocom Holdings.  Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power over our ordinary shares held of record by Eurocom Communications and Internet Gold.

(4)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the Securities and Exchange Commission on May 7, 2009.  The Schedule 13G reflects that of the 2,545,938 ordinary shares reported as beneficially owned by Clal Insurance Enterprises Holdings Ltd., or Clal, (i) 226,259 ordinary shares are beneficially held for its own account; and (ii) 2,319,679 ordinary shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Clal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. Under the Schedule 13G, Clal and Clal Finance Ltd., or Clal Finance, a majority-owned subsidiary of Clal, disclaim beneficial ownership of the remaining 2,319,679 ordinary shares. In addition, the Schedule 13G states that by reason of the ownership interest of IDB Development Corporation Ltd. and IDB Holding Corporation, or IDB Holding, in Clal, and by reason of the interests in, and relationships among them, with respect to IDB Holding, of Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat, such entities and persons may each be deemed a beneficial owner of the 2,545,938 ordinary shares deemed beneficially owned by Clal; however such persons and entities disclaim beneficial ownership of the 2,545,938 ordinary shares beneficially owned by Clal. In addition, the Schedule 13G reflects that Clal Finance beneficially holds 100,240 ordinary shares, of which 58,846 ordinary shares are held for its own account, and Clal Finance disclaims beneficial ownership of the remaining 41,394 ordinary shares.

ITEM I.  APPROVAL OF NAME CHANGE
(Item 1 on the Proxy Card)

Our Board of Directors believes that it is in our company’s best interest to change its name from “012 Smile.Communications Ltd.” to “B Communications Ltd.” or any similar name approved by the Israeli Registrar of Companies.  The proposed new name will reflect the change in our business following the sale of our legacy telecommunications business to Ampal-American Israel Corporation (Nasdaq: AMPL), or Ampal, on January 31, 2010, and our pending acquisition of the controlling interest in Bezeq - The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ), or Bezeq.  In connection with the change of our name, assuming that we receive the requisite shareholder approval, our trading symbol will also change.  We have reserved the symbol “BCOM” and expect that our ordinary shares will begin to trade under this symbol shortly after the name change is effective.

Article 1 of our Articles of Association currently provides that the name of our company is “012 Smile.Communications Ltd.”  On January 28, 2010, our Board of Directors adopted a resolution, subject to shareholder approval, to amend Article 1 of our Articles of Association to change the name of our company to “B Communications Ltd.,” or any similar name approved by the Israeli Registrar of Companies.  If the proposal is approved by the shareholders, the change of our company’s name will become effective upon the approval of the Israeli Registrar of Companies.

It is therefore proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the change of the Company’s name to “B Communications Ltd.” or any similar name approved by the Israeli Registrar of Companies, be, and the same hereby is, approved, and the amendment of Article 1 of our Articles of Association to change the name of our company to “B Communications Ltd.” or any similar name approved by the Israeli Registrar of Companies be, and the same hereby is, approved.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy, entitled to vote and voting on the matter, is required to approve the proposed resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

ITEM II.  APPROVAL OF AMENDMENTS TO THE ARTICLES OF ASSOCIATION
(Item 2 on the Proxy Card)

Our Board of Directors believes that it is in our company’s best interest to amend certain provisions of our Articles of Association to comply with the regulatory framework to which we will be subject following our acquisition of the controlling interest in Bezeq.

Background

Following the closing of the sale of our legacy telecommunication business to Ampal on January 31, 2010, we are no longer subject to the fixed line local telephony license previously granted by the Israeli Ministry of Communications to our wholly-owned subsidiary 012 Telcom Ltd. on December 21, 2005, or the Telephony License.

In October 2009, we announced that we had entered into a definitive agreement to purchase the controlling interest in Bezeq.  Following our acquisition of the controlling interest in Bezeq, which is scheduled to close no later than April 2010, we and our shareholders will be required to comply with the Israeli Communications Law (Telecommunications and Broadcasting), 1982, or the Communications Law, the Communications Order (Determination Of Essential Service Provided By “Bezeq” The Israel Telecommunication Corp., Limited), 5757-1997, or the Communications Order, and regulations promulgated by the Ministry of Communications. An English translation of the full text of the Communications  Order, as well as an English translation of the pertinent provisions of the  Communications Law, may be viewed on our website at www.012smile.com.  The content of our website does not form part of the proxy solicitation material.

 Pursuant to the Communications Order, we are required to obtain the prior written consent of the Prime Minister of Israel and the Israeli Minister of Communications in order to acquire the controlling interest in Bezeq.  Under the Communications Order, no person may acquire, directly or indirectly, the ability to exercise “significant influence” over Bezeq or 5% or more of any particular class of means of control in Bezeq, nor may any person, together with any other person, appoint the general manager of Bezeq or cause the election or appointment of any director of Bezeq, without the prior written consent of the Prime Minister of Israel and the Israeli Minister of Communications.  So long as we hold 30% of Bezeq’s outstanding shares, any holder of 15% or more of our outstanding shares would be deemed to indirectly hold 5% of Bezeq.  Subject to certain exceptions, prior written approval of such Ministers is also required to increase the holdings or other rights in excess of those determined in the initial approval, including by means of an agreement (including a voting agreement).  Furthermore, under the Communications Order, no person may transfer control, “significant influence” or means of control in Bezeq to another, if, as a result of the transfer, the holdings of the transferee would require approval pursuant to the Communications Law or Communications Order and the transferee is not in possession of the requisite approval.  Any such unauthorized acquisition, referred to as “Exceptional Holdings,” must be entered into a register of interested parties as soon as the information becomes known to us.  A controlling party, the holder of significant influence or an interested party is required to notify Bezeq upon the vesting of any right in respect of his holdings; such notification must be given immediately and not later than 14 days after the beginning of the first calendar quarter after the change has occured; and such notice must be entered in a register of interested parties.  A holder of “Exceptional Holdings” must immediately sell his unauthorized holdings.  For the foregoing purposes, “significant influence” means the ability to significantly influence the activity of a corporation, whether alone or together with or through others, directly or indirectly, as a result of holding means of control in that corporation or in another corporation, including ability derived from the corporation’s articles of association, a written, oral or other kind of agreement, or from any other source, excluding solely as a result of the performance of an office holder’s duties in the corporation.  In this context, holding 25% of our means of control is presumed to confer significant influence.  “Means of control” means the right to vote at a general meeting of the company, to appoint a director or general manager of the company, to participate in the profits of the company or a share of the remaining assets of the company after payment of its debts upon liquidation.

Proposed Amendments to the Articles of Association

In order to ensure that we and our shareholders comply with the provisions of the Communications Order and to remove references related to the regulatory framework and the Telephony License that were applicable to our legacy telecommunication business sold to Ampal on January 31, 2010, our Board of Directors adopted a resolution, subject to shareholder approval, to amend our Articles of Association in the manner set forth in Appendix A to this Proxy Statement.  The proposed additions to the Articles of Association are underlined and the proposed deletions are marked.  Below is a general description of the principal amendments to our Articles of Association, which description is subject to and qualified in its entirety by reference to, the proposed amendments to our Articles of Association set forth on Appendix A to this Proxy Statement.  Our failure to adopt the proposed amendments could jeopardize our ability to obtain or maintain the necessary governmental approvals for the acquisition of the controlling interest in Bezeq.

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Section 1 of our Articles of Association will be amended to include definitions of the Communications Law and Communications Order, as well as additional definitions required to conform to the regulatory framework to which we will be subject following our acquisition of the controlling interest in Bezeq.  In addition, definitions related to the regulatory framework which was applicable to our legacy telecommunication business sold to Ampal and the Telephony License will be deleted.

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Section 44 of our Articles of Association will be amended to include provisions required to conform to the regulatory framework that will be applicable to our company following our acquisition of the controlling interest in Bezeq, which provisions will remain in full force so long as and to the extent that the Communications Order applies to our company.  Under amended Section 44:

°
Exceptional Holdings will not entitle the holder thereof to any rights in respect of such holdings (including the right to vote at a general meeting of shareholders) and will be deemed “dormant shares,” as defined in Section 308 of the Israeli Companies Law, unless and to the extent permitted under the Communications Order.

°
Each shareholder participating in a general meeting of shareholders will be required to certify to us prior to the vote or, if the shareholder is voting by a proxy or any similar instrument, on such proxy card or similar instrument, as to whether or not his holdings in our company or his vote require the approval of the Prime Minister of Israel and the Israeli Minister of Communications, pursuant to the Communications Law and Communications Order.

°
No director will be appointed, elected or removed from office by virtue of the vote of a holder of Exceptional Holdings.  If a director is appointed, elected or removed from office by virtue of the vote of a holder of Exceptional Holdings, such appointment, election or removal from office will be void.

°	Shareholders must at all times comply with the terms of the Communications Law and Communications Order.

●
New Section 45 will be added to our Articles of Association to include reporting requirements applicable to “Principal Shareholders,” meaning a holder, directly or indirectly, of 5% of our issued and outstanding share capital.  Under new Section 45:

°
Any person who, after acquiring, directly or indirectly, shares in our company becomes a “Principal Shareholder,” is required, within 14 days after becoming a Principal Shareholder, to send a notice to our company, by registered or certified mail, specifying the number of our shares held by such shareholder and the date on which such shareholder became a Principal Shareholder.

°
Any person who ceases to be a Principal Shareholder is required, within 14 days thereafter, to send a notice to our company, by registered or certified mail, specifying the date on which such person ceased to be a Principal Shareholder.

°
A Principal Shareholder is required to send a notice to our company, by registered or certified mail, of any change in its holdings of our shares in an aggregate amount equal to 1% or more of our outstanding share capital compared to the last notice of holdings submitted by such Principal Shareholder, within 14 days after such change.

°
In the event a Principal Shareholder fails to provide any required notice, as discussed above, the Principal Shareholder will not be entitled to any rights in respect of such shares, and the undisclosed holdings shall be deemed “dormant shares,” as defined in Section 308 of the Israeli Companies Law, until such Principal Shareholder provides us with the requisite notice.

°	The provisions of new Section 45 will not derogate from any other legal duty of a shareholder to disclose its holdings or beneficial ownership of our shares or means of control of our company.

It is therefore proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the amendments to the Articles of Association of the Company set forth in Appendix A to the Proxy Statement for the Extraordinary General Meeting of Shareholders, be, and the same hereby are, approved.”

Under the Israeli Companies Law, the proposed resolution requires the affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy, entitled to vote and voting on the matter.

The Board of Directors recommends a vote FOR the foregoing resolution.

ITEM III.  APPROVAL OF A PRIVATE OFFERING
IN WHICH OUR CONTROLLING SHAREHOLDER WILL PARTICIPATE
(Item 3 on the Proxy Card)

Our Board of Directors is currently contemplating a private offering of our ordinary shares in Israel, to third-party, institutional investors and our controlling shareholder, Internet Gold.  The ordinary shares would be offered and sold in Israel without registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, in reliance upon the provisions of Regulation S under the Securities Act.  The contemplated private offering would consist of ordinary shares in an amount ranging between New Israeli Shekels 250 million (approximately $67 million) and New Israeli Shekels 400 million (approximately $107 million).

If initiated, the private offering will be on terms deemed acceptable by our Audit Committee and Board of Directors.  We intend to solicit offers from third party, institutional investors and will determine the price per share of the ordinary shares to be sold in the private offering based on the offers that we receive.  Internet Gold has provided us with an irrevocable undertaking under which it agreed to subscribe for approximately 75% of the offering, on the same terms and conditions that we negotiate with the third-party, institutional investors.

If this proposal is approved at the Meeting, we will not need to solicit further authorization for the private offering and issuance of the ordinary shares by a vote of our shareholders prior to the completion of the private offering.  The net proceeds that we receive from the sale of our ordinary shares in the private offering will improve our financial metrics, including our working capital and debt to equity ratio.

Our Audit Committee and Board of Directors approved, subject to shareholder approval, the participation of Internet Gold in the contemplated private offering on February 4, 2010.  Under the Israeli Companies Law, “extraordinary transactions” of a public company with its controlling shareholder generally require the approval of the company’s audit committee, board of directors and shareholders (by a special majority), in that order.

If Proposal 3 is approved, all of the shares that are issued to Israeli institutional investors will become eligible for resale subject to certain resale restrictions pursuant to Israeli and U.S. laws.  The shares issued to Internet Gold will be deemed to be restricted securities under U.S. securities laws and may not be resold unless registered under the Securities Act or an exemption from registration is available under the Securities Act.

Our Board of Directors believes that it is in our company’s best interest to complete the private offering in order to improve our financial metrics, including our working capital and debt to equity ratio.  If Proposal 3 does not receive the necessary approval by our shareholders at the Meeting, we will be entitled to complete a private offering of our ordinary shares without the participation of Internet Gold and we will not need to solicit shareholder approval for such an offering.

It is therefore proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that a private offering of the Company’s ordinary shares in Israel in which the Company’s controlling shareholder, Internet Gold - Golden Lines Ltd., will participate, as described in the Proxy Statement for the Extraordinary General Meeting of Shareholders, be, and the same hereby is, approved.”

Under the Israeli Companies Law, the proposed resolution requires the affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy, entitled to vote and voting on the matter, provided that either (i) such majority includes at least one-third of the votes of disinterested shareholders voting on the matter (not including abstentions) or (ii) the total number of votes of disinterested shareholders voted against the matter does not exceed one percent of the our voting power.  Eurocom Communications, Internet Gold and their affiliates are deemed to have a personal interest in this resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

OTHER MATTERS

The Board of Directors does not intend to bring any matter before the Meeting other than as specifically set forth in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement and knows of no other matter to be brought before the Meeting by others.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.

By Order of the Board of Directors,
Shaul Elovitch
Chairman of the Board of Directors

February 8, 2010

012 Smile.Communications Ltd.

Articles of Association
of a Public Company

INDEX

1.	Interpretation
2.	Company purposes
3.	Limitation of liability
4.	Articles of Association
5.	Share capital
6.	Recapitalization; change in rights
7.	Ownership of shares
8.	Share certificates
9.	Transfer and transmission of shares
10.	Rights attached to shares
11.	Corporate bodies of the Company
12.	The general meeting and its powers
13.	Annual general meetings
14.	Extraordinary meetings
15.	Notices of general meeting
16.	Proceedings at the general meeting
17.	Chairman of the general meeting
18.	Voting at the general meeting
19.	Resolutions at the general meeting
20.	Number and appointment of directors
21.	Remuneration of directors

22.	Powers of the board of directors
23.	Chairman of the board of directors
24.	Convening the board of directors
25.	Meeting of the board of directors
26.	Voting at the board of directors
27.	Committees of the board of directors
28.	Audit committee
29.	General manager
30.	Officers of the company
31.	Liability insurance, indemnification and exemption
32.	Internal auditor and auditor
33.	Distribution, dividend distribution and bonus shares
34.	Calls of shares
35.	Forfeiture

36.	Register of Shareholders
~~36~~37.	Register of substantial shareholders and additional register of shareholders outside israel
~~37~~38.	Stamp, seal and signature rights
~~38~~39.	Accounts
~~39~~40.	Charitable contributions
~~40~~41.	Minutes
~~41~~42.	Notices
~~42~~43.	Liquidation
~~43~~44.	Exceptional Holdings; Compliance with the ~~License and the Other Licenses~~Communications Order

Public Company Limited by Shares

Companies Law, 5759-1999

Articles of Association

012 SMILE.COMMUNICATIONS Ltd.

1.	Interpretation

Unless the context otherwise requires, in these Articles the following terms shall have the meaning ascribed to them below:

“These Articles” or “the Articles”	Shall mean these Articles of Association as set forth herein or as amended by the shareholders from time to time;

The “Company”	Shall mean 012 SMILE.COMMUNICATIONS Ltd.

The “Board of Directors”	Shall mean the Board of Directors of the Company, appointed in accordance with the provisions of these Articles;

The “Companies Law” or the “Law”	The Companies Law 5759-1999, as amended from time to time;

The “Companies Ordinance” or the “Ordinance”	Those provisions of the Companies Ordinance [New Version] 5743-1983 that have not been canceled, as amended from time to time;
The "Communications Law"	The Israeli Communications Law (Telecommunications and Broadcasting), 1982
The "Communications Order"
The Israeli Communications Order (Telecommunication and Broadcasting) (Determination of Essential Service Provided by "BEZEQ" - the Israel Telecommunication Corp., Limited), 5757-1997, issued by the Israeli Minister of Communications, as amended from time to time

The “Securities Law”	Shall mean the Securities Law, 5728-1968;
The “Office”	Shall mean the office of the Company, as registered from time to time;

The “Shareholders Register”	Shall mean the shareholders register that should be maintained in accordance with the Law and the provisions of these Articles;

“Writing”	Shall mean print, photocopy, telegram, telex, facsimile, email and any other form of writing, creation or imprint of words in a visible form;

“Ordinary Resolution”	A resolution adopted at a general meeting (whether annual or extraordinary) by a majority of the voters (without taking into account abstentions);

~~“The License”~~
~~The license for the provision of fixed line local telephony services granted to the Company's Subsidiary - 012 Telecom Ltd. on December 21, 2005 by the Israeli Ministry of Communications, as amended from time to time.~~

~~“Control”~~	~~Shall have the meaning assigned to such term in the Israeli Securities Law, 1968, as amended from time to time.~~

“Exceptional Holdings (or Excess Holdings)” (Hakhzakot Khorgot)
~~The holdings of Traded Means of Control held without the consent of the Minister of Communications required pursuant to Section 1(b) of Appendix 9 ('Tet') to the License, for so long as the consent of the Minister of Communications is required but has not been obtained pursuant to Section 1(b) of Appendix 9 to the License.~~Shall have the meaning assigned to such term in the Communications Order, for so long as the Communications Order applies to the Company;

~~“Other Licenses”~~	~~The licenses granted and future licenses to be granted to the Company by the Israeli Ministry of Communications other than the License, as such licenses may be amended from time to time.~~

~~“Israeli Citizen”~~	~~Shall have the meaning assigned to such term in the Israeli Citizenship Law, 1952, as amended from time to time.-~~

~~“Israeli Resident”~~	~~Shall have the meaning assigned to such term in the Israeli Population Registration Law, 1965, as amended from time to time~~

“Means of Control”
Any of the following: (1) the right to vote at a General Meeting of the Company; (2) the right to appoint a Director or General Manager of the Company; (3) the right to participate in the profits of the Company; or (4) the right to a share of the remaining assets of the Company after payment of its debts upon liquidation.

~~“Traded Means of Control”~~
~~Means of Control, including Global or American Depositary Shares or similar instruments in respect of securities, listed for trade on a securities exchange in Israel or abroad (other than a country that is an enemy of the State of Israel) or which have been offered to the public by means of a prospectus other than in a country that is an enemy of the State of Israel, and are held by the public in Israel or abroad.~~

The "Ministers"	Shall have the meaning assigned to such term in the Communications Order;

"Principal Shareholder"	A Person holding, directly or indirectly, 5% or more of the issued share capital of the Company.

Unless the context otherwise requires and subject to the provisions of this Article, terms defined in the Companies Law shall have the meaning ascribed to them therein; words and expressions importing the singular shall include the plural and vice versa; words and expressions importing the masculine gender shall include the feminine gender; and words referring to individuals shall include corporate entities.

2.	Company Purposes The Company may engage in any lawful activity.

3.	Limitation of Liability

(a)
The liability of a shareholder of the Company shall be limited to the amount due by such holder in respect of his shares, and in any event no less than the nominal value of each of such holder’s shares.

(b)
In the event that the Company issues shares for a consideration lower than their nominal value, as stipulated in Section 304 of the Law (the “Reduced Consideration”), the holder of such shares shall only be liable for payment of the Reduced Consideration with respect to shares issued to him as mentioned above.

4.	Articles of Association

(a)	The Company may amend the Articles by an Ordinary Resolution at the general meeting of the Company.

(b)
Any amendment of the Articles abrogating the rights of any particular class of shares shall require consent of the meeting of shareholders of such class. Notwithstanding the provisions of this section, an alteration of the Articles requiring a shareholder to purchase further shares or to increase the scope of his liability shall not bind the shareholder without his consent.

5.	Share Capital

(a)	The registered share capital of the Company is NIS 5,000,000, divided into 50,000,000 ordinary shares, nominal value NIS 0.1 each (the “Shares” or “Ordinary Shares”).

(b)	All Ordinary Shares rank pari passu with one another for all intents and purposes, and each Ordinary Share confers upon its holder the following rights:

[1]
The right to be invited to and participate in the general meetings of shareholders of the Company, and the right to one vote with respect to every Ordinary Share at each general meeting of the Company in which the holder participates;

[2]	The right to receive dividends and bonus shares if and when distributed, pro rata to the nominal value of the Shares, and regardless of any premium paid with respect thereto;

[3]	The right to participate in the distribution of the Company’s assets after liquidation, according to such holder’s pro rata holding out of the Company’s issued and outstanding share capital;

(c)	Notwithstanding the above, the Company may create shares of different classes as provided in these Articles and in accordance with the law.

6.	Recapitalization; Change in Rights

(a)	The general meeting of shareholders of the Company may, by an Ordinary Resolution, and subject to the provisions of Section 46B of the Securities Law and subject to any other applicable law:

[1]
Increase its share capital by an amount as may be resolved, by the creation of new shares, under the terms and which will confer the rights as may be resolved. Such a resolution may be adopted regardless of whether all the existing shares have been issued or resolved to have been issued.

Unless otherwise resolved in the resolution of the general meeting to increase the share capital, any new share capital shall be deemed part of the Company’s original share capital and shall be subject to the same Articles with regard to calls on shares, liens, transfer, ownership, forfeiture or any other provisions governing the original share capital;

[2]
To consolidate any or all of the share capital of the Company and to divide it into shares of larger nominal value, and if the Shares have no nominal value – into a smaller number of Shares, provided however that this does not alter the proportion of the holdings of issued share capital;

[3]
To divide any or all of the share capital of the Company into Shares of smaller nominal value, and if the Shares have no nominal value – into a smaller number of Shares, provided however that this does not alter the proportion of the holdings of issued share capital;

[4]	Change, cancel, convert, extend, add to or otherwise alter the rights, preferences, privileges, restrictions and provisions, whether attached at such time to Company Shares or not;

[5]	Cancel unissued registered share capital, provided that there is no obligation by the Company, including a conditional obligation, to issue any of these Shares;

[6]	To reduce the share capital in the manner, under the terms and subject to the authorizations as required by the Law;

(b)
The creation or issuance of additional Shares of the same class shall not be deemed an abrogation or change of the rights of such particular class of Shares, except as provided in the terms of issuance of such Shares.

(c)
Any amendment, conversion, cancellation, expansion, addition to or other change in the rights, preferences, privileges, restrictions or provisions attached to any particular class of shares issued to shareholders of the Company, shall require the written consent of holders of all issued shares of such particular class, or authorization by an Ordinary Resolution adopted at an Extraordinary Meeting of such class.

(d)	The provisions of these Articles relating to general meetings shall, mutatis mutandis, apply to any general meeting of the holders of a particular class of shares.

(e)
In order to effectuate any such resolution, the Board of Directors may settle any difficulty that may arise, at its discretion. Without derogating from the powers of the Board of Directors as mentioned above, in the event that a capital consolidation creates fractional shares, the Board of Directors may:

[1]
Sell all the fractional shares, and for this purpose appoint a trustee in whose name the share certificates with respect to such fractional shares shall be issued and who will sell these shares, and the proceeds of the sale, less commission and expenses, shall be divided among the entitled shareholders;

[2]
To issue to each shareholder who would have, after the consolidation, been entitled to a fractional share, paid-up shares of the class that such holder had prior to the consolidation, in such number that together with the fractional share, will create one whole share, and such issuance shall be deemed to have been effected immediately prior to the consolidation;

[3]
To determine that the shareholders shall not be entitled to receive a consolidated share with respect to a fractional consolidated share arising from the consolidation of half (or less) the number of shares whose consolidation creates one whole consolidated share, and that they shall be entitled to receive a consolidated share with respect to a fractional consolidated share arising from the consolidation of more than half of the number of shares whose consolidation creates one whole consolidated share;

[4]
In the event that action in accordance with Sections (2) or (3) above requires the issuance of additional shares, the payment with respect to such shares shall be effected in the same manner as the payment of bonus shares. Consolidation and subdivision as stated above shall not be deemed alteration of the rights attached to the consolidated or subdivided shares.

(f)
In the event of consolidation of shares into shares of greater nominal value, the Board of Directors may determine arrangements in order to settle any difficulty that may arise in connection with such consolidation, and in particular may determine which shares shall be consolidated into any particular share, and in the event of consolidation of shares that are owned by several holders, the Board of Directors may determine the arrangements for the sale of the consolidated share, the method of sale and the method in which the net proceeds shall be divided, and to appoint a person who will effect the transfer, and any action carried out by such person shall have full force and effect and may not be challenged.

(g)
The Board of Directors shall be responsible for the securities of the Company and may issue or grant such securities at its discretion, subject to the law and the provisions of these Articles. The Board of Directors may:

[1]
Issue or grant shares and other securities, convertible or exercisable into shares, up to the Company’s registered share capital, including the issuance (or otherwise handle them) for cash or non-cash consideration, subject to such conditions and terms, and whether at a premium, nominal value or discount, and at such dates as the Board of Directors may see fit;

[2]	Resolve to issue a series of debentures, as part of the power of the Board of Directors to take loans on behalf of the Company, and up to the limit of such power;

(h)
Unless the Company otherwise resolves in an Ordinary Resolution, in the event that a private placement is offered to a shareholder of the Company, there is no obligation to make a similar offer to all other shareholders of the Company. The Board of Directors may offer securities of the Company to any person at its discretion, whether or not any or all of the Offerees are holders of securities of the Company, and all in accordance with the provisions of the law, these Articles and the agreements by which the Company is bound at the time of such issuance.

(i~~x~~)	Upon issuance of shares, the Board of Directors may designate different terms for different shareholders with respect to the consideration, the calls on shares and/or the dates of payment.

7.	Ownership of Shares

(a)
The Company shall be entitled to treat the person registered as the holder of any share, as the absolute owner thereof, and accordingly, shall not be bound to acknowledge any trust or other right, whether at law or in equity, of any other person to or in respect of such share, except subject to an order by a competent court or as otherwise required by law. The foregoing shall not apply to a nominee company, as defined by law.

(b)
In the event that the Company receives an application to be registered as a shareholder from a person who has shares registered to his name with a member of the stock exchange, and such shares are registered in the Register of Shareholders in the name of a nominee company, the Company shall register such person in the Register of Shareholders subject to all of the following conditions:

[1]
The applicant provided the Company with an undertaking from such stock exchange member to notify the Company of the applicant’s new holdings immediately upon performance of any action that alters his holdings in the relevant shares;

[2]	The applicant has provided the Company with a written undertaking to notify the Company of any such actions;

(c)
If two or more persons are registered together as holders of a share, each one of them shall be permitted to give receipts binding all the joint holders for dividends, shares, bonus shares, share certificates, debentures, warrants or other monies or rights received from the Company in connection with the share, even if such dividends, shares, bonus shares, share certificates, debentures, warrants or other monies or rights were delivered to another of the joint holders.

(d)
The Company may at any time pay commission to any person with respect to his conditional or unconditional signature or agreement sign on any share, debenture or series of debentures of the Company or with respect to his conditional or unconditional consent to cause any third party to sign any share, debenture or series of debentures of the Company, all in accordance with the provisions of the law.

(e)

[1]
The executors or administrators of a deceased shareholder, or in the absence of same, his entitled heirs, shall be the only persons recognized by the Company as having any title to or interest in the shares registered in the name of such holder.

[2]
In case of a share jointly registered to several holders, then, subject to the provisions of the law, the surviving joint holders alone shall be recognized by the Company as having any title to or interest in the share.

[3]	A joint holder may transfer his joint-ownership in accordance with the provisions of these Articles.

[4]
In case of a shareholder that is a corporate entity under receivership or liquidation, the Company may recognize the receiver or liquidator of such shareholder as having title or interest in such holder’s shares, and in the case of a legally incompetent, the Company may recognize his guardian, or, if such person who is in bankruptcy, his trustee.

(f)
Any person becoming entitled to a share in consequence of the death of a shareholder, upon producing evidence of the grant of probate or letters of administration or declaration of succession, demonstrating that such person is entitled to the shares of the deceased shareholder, may elect either to be registered himself as the holder of the share or, subject to Board of Directors approval in accordance with these Articles, transfer such shares.

8.	Share Certificates

(a)
Each share certificate issued by the Company shall bear the seal of the Company and the signatures of two directors, or the signature of the general manager of the Company and one director or such other person as the Board of Directors may designate.

(b)
Each shareholder shall be entitled to receive from the Company, within six months from the date of issuance or registration of transfer, one share certificate in respect of all of the shares registered in his name and fully paid up, or, if approved by the Board of Directors, several share certificates, each for one or more of such shares.

(c)
Each share certificate shall denote the serial numbers of the shares represented thereby and any other detail that the Board of Directors may deem important or that must be denoted in accordance with the law.

(d)
A share certificate denoting two or more persons as joint owners of the shares represented thereby shall be delivered to the person first named on the Register of Shareholders in respect of such joint ownership, and the Company shall not be obligated to issue more than one certificate to all joint holders; a certificate delivered to any one of the joint holders shall be deemed to have been delivered to all of them.

(e)
A share certificate defaced, lost or destroyed may be replaced upon furnishing of evidence to the satisfaction of the Board of Directors, proving such defacement, loss or destruction and subject to the submission to the Company of securities against all possible damages as the Board of Directors may think fit, and all against payment, if imposed.

(f)
The Company may issue share warrants in place of registered shares. Where a share warrant is issued in place of a share registered under a person’s name, the share shall be registered in the Register of Shareholders as a bearer share, and the name of the shareholder shall be removed from the Register of Shareholders.

(g)
A shareholder in lawful possession of a share warrant may return the warrant to the Company for the purpose of its cancellation and conversion into a share registered under his name; upon cancellation, the name of the shareholder shall be entered in the Register of Shareholders, noting the number of shares registered under his name.

9.	Transfer and Transmission of Shares

(a)
No transfer of shares of the Company shall be entered in the Register of Shareholders except subject to one of the alternatives stipulated in Section 299 of the Companies Law, as provided in Article 36(d) herein.

(b)
A deed of transfer with respect to a share of the Company shall be signed by the transferor and the transferee, and the transferor shall be deemed the shareholder as long as the transferee has not been entered in the Register of Shareholders with respect to the transferred share.

(c)	The deed of transfer shall be in the following form or in any form as similar to the following as possible, or in any other form as may be approved by the Board of Directors:

I,             , of             (“Transferor”), in consideration of the sum of NIS             , do hereby transfer to the                      (“Transferee”)             shares, nominal value NIS      each, numbered      to     , inclusive, of 012 SMILE.COMMUNICATIONS Ltd., to hold unto the transferee, his executors, administrators and assigns, subject to the several conditions on which I held the same immediately before the execution hereof; and I the transferee do hereby agree to take the said shares subject to the conditions aforesaid.

As witness our hands, this      day of                     .

Transferor	Transferee

Witness	Witness

(d)
Together with the deed of transfer, the Company should also receive any other document (including the certificate of the transferred share) as the Board of Directors may require for this purpose. In the event that the transfer is approved, all such documents shall remain with the Company.

(e)
A transfer of shares that have not been fully paid up shall have no effect unless authorized by the Board of Directors. The Board of Directors may, at its absolute discretion and without being required to provide any explanation, withhold its consent to a transfer of shares that have not been fully paid up.

(f)
Every deed of transfer shall be submitted to the Office for registration. Registered deeds of transfer shall remain in the hands of the Company; deeds of transfer that the Board of Directors shall refuse to register due to reasons stipulated in these Articles or by law, shall be returned, upon demand, to the person that submitted them, together with the share certificate (if submitted).

10.	Rights Attached to Shares

In addition to the rights of shareholders as stipulated in Article 5(b) above, each shareholder of the Company shall be entitled to the following:

(a)	Shareholders shall have the right to inspect the following documents of the Company:

[1]	Minutes of the general meetings;

[2]	The Register of Shareholders and the register of substantial shareholders of the Company;

[3]	These Articles, as amended from time to time;

[4]
Any document which the company is required to file under the Law and under any law with the Companies Registry or the Securities Authority, available for public inspection at the Companies Registry or the Securities Authority, as the case may be;

(b)
A shareholder shall be entitled to require from the Company inspection of any document in its possession, indicating for what purpose, in event that the document relates to an act or transaction requiring the consent of the general meeting under the provisions of sections 255 and 268 to 275 of the Law.

(c)
The Company may refuse the request of the shareholder if in its opinion the request was not made in good faith or the documents requested contain a commercial secret or a patent, or disclosure of the documents could prejudice the best interest of the Company in some other way.

11.	Corporate bodies of the Company

(a)	The corporate bodies of the Company are:

[1]	The general meeting of shareholders;

[2]	The Board of Directors;

[3]	The general manager;

The acts and intentions of a company’s corporate body shall be the acts and intentions of the Company.

(b)	The corporate bodies of the Company shall have the following powers:

[1]	The general meeting shall have the powers stipulated in Article 12 herein.

[2]	The Board of Directors shall have the powers stipulated in Article 22 herein.

[3]	The general manager shall have the powers stipulated in Article 29 herein.

(c)
Unless otherwise expressly stated in these Articles, the Board of Directors may delegate any power of the Company that is not assigned to the Board by law or by these Articles, to any other corporate body of the Company.

(d)
The general meeting may assume powers conferred on the Board of Directors and/or any other corporate body of the Company with respect to any matter that is essential for the proper management of the Company and/or any action that in the discretion of the general meeting is required for the best interest of the Company and/or any matter whatsoever provided that such powers are assumed for a period not to exceed one year, and with respect to any matter in accordance with Section 52 of the Companies Law.

(e)
The Board of Directors may assume powers conferred on the general manager with respect to any matter that is essential for the proper management of the Company and/or any action that in the discretion of the Board of Directors is required for the best interest of the Company and/or any matter whatsoever provided that such powers are assumed for a period not to exceed one year, and with respect to any matter in accordance with Sections 51-52 of the Companies Law.

General Meetings

12.	The General Meeting and its Powers

(a)	Resolutions of the company in respect of the following matters shall be passed by the general meeting:

[1]	Revisions of the Articles, as provided in Article 4 above;
[2]	Exercise of the powers of the Board of Directors in the event that the Board of Directors is unable to exercise such powers, as provided in Section 52(a) of the Companies Law;

[3]	Appointment of the Company’s auditor, the terms under which he shall be retained and termination of his appointment in accordance with the provisions of Article 32 herein;

[4]	Appointment of outside directors in accordance with the provisions of Section 239 of the Companies Law and Article 20(i) herein;

[5]	Approval of actions and transactions requiring approval of the general meeting in accordance with the law;

[6]	Increase or reduction of the registered share capital, as provided in Article 6 above;

[7]	Merger, in accordance with Section 320(a) of the Companies Law;

(b)
The provisions of the law with respect to the dates on which the general meeting should convene, the method by which it should be convened, the business to be considered at a general meeting, quorum, notices, voting, minutes, etc., shall apply to general meetings, extraordinary meetings and class meetings, unless otherwise expressly stated in these Articles, and in accordance with the provisions of the law.

13.	Annual General Meeting

(a)	The Company shall hold an annual general meeting every year no later than on the expiry of fifteen months from the previous annual general meeting.

(b)	The agenda at an annual general meeting shall include:

[1]	a discussion of the financial reports and of the report of the Board of Directors;

[2]	appointment of directors and setting their remuneration;

[3]	appointment of an auditor;

[4]	any matter included in the agenda by the Board of Directors;

[5]
Any matter that the Board of Directors was requested to include in the agenda by one or more shareholders with at least one percent of the voting rights at the general meeting, provided that it is appropriate to discuss such a matter in the general meeting;

14.	Extraordinary Meetings

(a)	The Board of Directors may resolve to convene an extraordinary general meeting, and shall so convene at the demand of any one of the following:

[1]	two directors or one-quarter of the directors in office;

[2]
one or more shareholders with at least five percent of the issued share capital and at least one percent of the voting rights in the company, or one or more shareholders with at least five percent of the voting rights in the Company.

(b)
The agenda at an extraordinary general meeting shall be fixed by the Board of Directors and shall also include matters in respect of which the convening of the extraordinary general meeting is required under Article 14(a) above, as well as any matter requested by a shareholder as provided in Article 13(b)(5) above.

(c)
In the event that the Board of Directors is required to convene an extraordinary meeting as stipulated in Article 14(a) above, the Board of Directors shall, within twenty one days from receiving such requirement, call the meeting as stipulated below for a date as will be designated in the notice that will be provided to the shareholders in accordance with Article 15 herein.

15.	Notices of General Meetings

(a)
The Company shall designate the date of record with respect to entitlement to receive notices of general meetings and participate and vote at such meetings, in accordance with the Companies Law and the regulations promulgated thereunder.

(b)
Subject to the provisions of Section 69 of the Companies Law, notice of a general meeting of shareholders shall be provided to all eligible shareholders only by publication in two daily Hebrew language newspapers in Israel that have a reasonably-sized readership.

16.	Proceedings at the General Meeting

(a)	The general meeting may discuss any business in accordance with the Law and these Articles, and any matter on the agenda as detailed in the notice calling such meeting.

(b)	The quorum for any shareholders meeting shall include the presence, in person or by proxy, of shareholders holding or representing, in the aggregate, at least one third of the voting rights.

(c)
No business shall be considered or determined at a general meeting, unless the requisite quorum is present within half an hour from the time appointed for the general meeting. If within half an hour from the time appointed for the general meeting a quorum is not present, the general meeting shall stand adjourned to the same day one week thereafter, at the same time and place, or to such other time as designated in the notice for such meeting (“Adjourned Meeting”).

(d)	If within half an hour from the time appointed for the Adjourned Meeting a quorum as stipulated in Article 16(b) is not present, any number of shareholders present shall represent a quorum.

(e)
Notwithstanding the provisions of Article 16(d) above, if a general meeting is convened following demand of shareholders as provided in Article 14(a)(2) above or in accordance with Section 64 of the Law, the Adjourned Meeting shall take place only if there are present at least the number of shareholders required to convene a meeting as provided in Article 14(a)(2) above.

(f)
A general meeting in which a quorum is present may resolve to adjourn the meeting or the discussion or the vote on a matter included in the agenda to such other time and place as it may determine; only matters that were on the agenda and in respect of which no resolution was passed shall be discussed at the adjourned meeting.

(g)	If a general meeting is adjourned as stipulated in Article 16(f) above for more than twenty one days, notices for the adjourned meeting shall be given in accordance with Article 15 above.

(h)
If a general meting is adjourned without changing the agenda for no more than 21 days, notices and invitations for the adjourned meeting shall be given as soon as possible and in any event no later than seventy two hours before the time designated for the Adjourned Meeting; such notices and invitations shall be made in accordance with Sections 67 and 69(a) of the Companies Law, mutatis mutandis.

17.	Chairman of the General Meeting

(a)	The general meeting shall be chaired by the chairman of the Board of Directors or by a person that he has appointed in writing for this purpose, whether in general or for a specific meeting.

(b)
If the Board of Directors has no chair or if he is not present and has not appointed a chairman for the meeting, the meeting shall choose one of the directors present to be the chairman of such meeting, and if none of the directors is present, the meeting shall choose one of the participants to chair the meeting.

18.	Voting at the General Meeting

(a)
Subject and without prejudice to the rights or restrictions attached at any given time to any particular class of shares of the Company, each member shall have the right to one vote for each share that confer voting rights which he holds or with respect to which he acts as proxy. A shareholder shall be entitled to participate in and vote at a general meeting, himself or by proxy, subject to presentation to the Company of evidence of ownership as stipulated in the Articles, as of the date of record designated in the notice of the meeting and in accordance with the Companies Law and the regulations promulgated thereunder.

No holder of Ordinary Shares shall be entitled to participate and vote in any General Meeting (or to be counted as part of the quorum thereat): (i) unless all calls and other sums payable by him in respect of his shares in the Company have been paid, except if the allotment conditions of the shares provide otherwise, and/or (ii) in respect of any Exceptional Holdings, and/or in respect of Undisclosed Holdings as set forth in Article 45..

(b)
A corporation that is a shareholder of the Company may, in accordance with a resolution of its directors or any other managing body of such corporation, empower such person as it may designate to represent it at any general meeting. A person designated as mentioned above may, in accordance with the authorization, exercise the same rights that the represented corporation would have been entitled to exercise.

(c)
In case of a shareholder who is a minor, a conservatee, bankrupt or legally incompetent, or in case of a corporation, if the corporation is in receivership or liquidation, such shareholder may vote through its trustees, receivers, natural or legal guardians, as relevant, and these persons may vote themselves or by proxy.

(d)
If two or more persons are registered as joint owners of any share and are present at and participate in a vote, the vote of the senior amongst the joint owners attending and voting shall be taken into account, and the votes of the other joint holders will be disregarded. For this purpose seniority shall be determined by the order in which the names stand on the Register of Shareholders.

(e)
A shareholder may appoint as proxy a person who is not a shareholder of the Company. The instrument appointing a proxy to participate in and vote at a general meeting on behalf of a shareholder, shall be in writing and signed by the appointing shareholder or by his lawful representative appointed in writing, or, where the appointing party is a corporate entity, the document shall bear binding signatures as required in accordance with the articles of association of such corporate entity. If the appointing entity is a corporate entity, certification by an attorney shall be attached to the instrument appointing the proxy, confirming that the proxy was executed in accordance with the articles of association of the corporation.

(f)
A vote made in accordance with the terms of the proxy shall be valid even if before the vote, the person appointing the proxy died or was declared bankrupt or legally incompetent or canceled the proxy or transferred the share with respect to which the proxy was made, or, in case of a corporation, if a receiver or liquidator was appointed for the corporation, all unless written notice of such change was received at the Office at least one day before the meeting, or, if received at the place designated for the meeting, before the time designated for the meeting.

(g)
A proxy and power of attorney or any other certificate (as relevant) evidencing ownership, or a copy certified by a notary or an attorney, shall be deposited in a place designated for this purpose by the Board of Directors within 48 hours before the general meeting.

(h)	A shareholder holding more than one share shall be entitled to appoint more than one proxy, subject to the following provisions:

[1]	The proxy will specify the class and number of shares with respect to which it is given;

[2]
In the event that the number of share of any given class designated in the proxies made by a single shareholder exceeds the number of shares of such class actually held by such shareholder, all the proxies made by such shareholder with respect to the difference shall be null and void, but the votes with respect to shares held by such shareholder shall remain effective;

[3]
In the event that a shareholder designates a proxy and the proxy instrument does not specify the number or class of shares with respect to which it is given, the proxy shall be deemed to have been made with respect to all of the shares held by such shareholder on the date on which the proxy was deposited with the Company or delivered to the chairman of the meeting, as the case may be. In the event that the proxy is given with respect to a number of shares that is smaller than the number of shares actually held by the appointing shareholder, the shareholder shall be deemed to have abstained from the vote with respect to the balance of the shares, and the proxy shall only be valid with respect to the number of shares stipulated therein.

(i)	The appointment of a proxy (whether for a specific meeting or otherwise) shall be in writing and shall be in the following form or in any other similar form, depending on the circumstances:

I,                                     , of                                     , being a shareholder of 012 SMILE.COMMUNICATIONS Ltd. and entitled to              votes, hereby appoint                                          of                                         , or, in his stead,                                          of                                         , as my proxy to attend and vote on my behalf at the                  (annual/extraordinary/adjourned – as relevant) general meeting of the Company to be held on the      day of                     ,              and at any adjournment thereof.

Neither the holding nor the voting of the shares to which this proxy relates requires the approval of the ~~Minister of Communications~~"Ministers" pursuant to ~~Company’s telecommunication licenses~~the Communications Law or the Communications Order and are not considered “Exceptional Holdings”, as ~~this~~ these terms ~~is~~are defined in the Company’s Articles of Association.

Signed this      day of                     ,             .

                                         .”

(j)
Subject to the provisions of applicable law, the Secretary of the Company may, in his discretion, disqualify proxies, proxy cards, written ballots or any other similar instruments, and notify the shareholder who submitted such proxy, proxy card, written ballot, authorization or similar instrument, in the following cases:

[1]	If the Secretary reasonably suspects that they are forged;

[2]	If the Secretary reasonably suspects that they are falsified, or given with respect to shares for which one or more proxies or written ballots have been given and not withdrawn; or

[3]
If there is no indication on such proxy, proxy card, written ballot or similar instrument as to whether or not the holdings in the Company or the vote of such shareholder requires the approval of the Ministers ~~of Communications~~ pursuant to the Communications Law or the Communications Order or are regarded as Exceptional Holdings ~~provisions of the License or the Other Licenses~~.

19.	Resolutions at the General Meeting

(a)	Any proposed resolution put to vote at a general meeting shall be decided by a show of hands.

(b)	Resolutions at the general meeting, including with regard to mergers, shall be decided by an ordinary majority, subject to the provisions of the law that require a special majority.

(c)
A declaration by the chairman of the general meeting that a proposed resolution has been unanimously adopted or rejected, or carried by a particular majority, shall constitute a prima facie evidence of the adoption or rejection, respectively, of same resolution.

Board of Directors

20.	Number and Appointment of the Directors

(a)
The number of the members of the Board of Directors shall be as determined from time to time by the general meeting, provided however that Board of Directors (including outside directors) shall consist of not less than two nor more than ten directors. At least two of the members of the Board of Directors shall be outside directors.

(b)
Except for outside directors, the directors of the Company shall be appointed by an Ordinary Resolution at the annual general meeting and shall remain in office until the end of the following annual general meeting; however, as long as no other director has been appointed in their stead, presiding directors shall remain in office, unless their office is vacated by operation of law or in accordance with these Articles.

(c)	The Company shall only appoint as directors such persons who are competent to serve as directors in accordance with the law.

(d)
Subject to the provisions of the law, a director may hold another office under or may be engaged by the Company, whether with or without remuneration, or under or by any other company in which the Company holds shares or any other interest, and may enter into any contract with the Company whether as buyer, seller or otherwise, and no such contract or any other contract or agreement executed by or on behalf of the Company and from which any benefit arises to the director shall be undermined [because of this reason alone], nor shall any director owe the Company any explanation regarding any profit arising from such office, engagement, contract or agreement, only because he is a director or because of the fiduciary relationship in connection therewith, provided that the director has complied with the provisions of the law regarding a personal interest.

(e)
A corporation may serve as a director. A corporation serving as a director of the Company shall appoint an individual competent to serve as a director of the Company as its representative for this purpose, and may replace such representative, all in accordance with the obligations of the corporation toward the Company. The name of the individual serving on behalf of the corporation shall be entered in the register of directors as a person serving on behalf of a corporation. An individual serving as a director on behalf of a corporation and the corporation that appointed such person shall be subject to the duties applicable to directors, jointly and severally.

(f)	A director whose term terminates, can be reappointed.

(g)
In the event that the office of a director is vacated, regardless of the reason, the directors in office may appoint another director for the vacancy, and such director shall serve in office until the end of the term that his predecessor would have served if his office were not vacated. As long as the number of directors does not exceed the maximum permissible number, the directors may appoint additional directors up to the maximum; such appointment shall be in force until the next general meeting at which directors are appointed.

(h)	The Company may approve the appointment of a director such that his term shall commence at a later time than the appointment.

(i)
Outside directors shall be appointed in accordance with the law. Without prejudice to the foregoing, the Company may approve the appointment of an outside director for one additional three-year term, in accordance with the provisions of the law.

(j)
A director may appoint an alternate, all in accordance with the provisions of Section 237 of the Law. Alternate directors shall be subject to the provisions of the Law and the provisions of these Articles that apply to directors of the Company, and the office of an alternate director shall be vacated under the circumstances set forth by law or in these Articles that would cause the office of the appointing director to terminate.

(k)	The office of a director other than an outside director shall be vacated, ipso facto, under any of the circumstances set forth in Section 228(a) of the Law, and on any of the following events:

[1]	On his death.

[2]	On the date he is declared legally incapacitated

[3]
Without prejudice to the above, the general meeting shall be entitled to remove any director from office by an Ordinary Resolution, all subject to applicable law. The Board shall be entitled to remove from office any director appointed by the board.

21.	Remuneration of Directors

(a)
No director shall be paid any remuneration by the Company for his services as director unless otherwise will be prescribed by the Company. Each director shall be entitled to reimbursement of his reasonable travel and other expenses incurred in the course of his duty as a director including expenses in relation to participation in Board of Directors meetings.

(b)
A director who provides the Company with special services or exerts special efforts for one of the Company's purposes, shall be entitled to remuneration by the Company in an amount to be prescribed by the Company, and this remuneration shall be added to or come instead of the fixed remuneration, if any.

(c)
Outside directors shall be entitled to remuneration and reimbursement as provided by law. Without prejudice to the above, consideration shall not include the grant of an exemption, an undertaking to indemnify, or insurance pursuant to the provisions of the law and of these Articles, as provided in Article 31 herein.

22.	Powers of the Board of Directors

(a)
Without derogating from the powers conferred on the Board of Directors under these Articles, the Board of Directors shall outline the policy of the company and shall supervise the performance of the functions and acts of the general manager, and:

[1]	shall determine the Company’s plans of action, principles for funding them and the priorities between them;

[2]	shall examine the Company’s financial status, and shall set the credit limits that the Company be entitled to operate;

[3]	shall determine the organizational structure of the Company and its wage policy;

[4]	may resolve to issue debenture series;

[5]	shall be responsible for preparing financial reports and certifying them;

[6]	shall report to the annual general meeting on the position of the Company’s affairs and on the outcome of its business activities as provided in Section 173 of the Companies Law;

[7]	shall appoint and remove the general manager;

[8]	shall decide on acts and transactions requiring its approval pursuant to the provisions of Sections 255 and 268 to 275 of the Companies Law;

[9]	may issue shares and securities convertible to shares up to the limit of the registered share capital of the Company, in accordance with the provisions of Article 6(g) above;

[10]	may resolve to effect a distribution as provided in Article 33 herein;

[11]	shall give its opinion on special tender offers as provided in Section 329 of the Companies Law;

[12]
shall designate the minimum number of directors that must have accounting and financial expertise, in accordance with Section 240 of the Companies Law; the Board of Directors will designate such minimum number taking into account, among other things, the type and size of the Company, and the scope and complexity of its operations, and subject to the number of directors stipulated in the Articles.

(b)	The powers of the Board of Directors under Articles 22(a)(1) through 22(a)(12) may not be delegated to the general manager, except as provided in Section 288(b)(2) of the Companies Law.

(c)	Without prejudice to the powers conferred on the Board of Directors by law or in accordance with these Articles, the Board of Directors is hereby granted additional powers, as follows:

[1]
To appoint any person, persons or corporation to hold in trust for the Company any asset of the Company or in which the Company has an interest, or for any other purpose, and to perform and effectuate all actions and things required in connection with such trust, and see to the payment of such trustee or trustees;

[2]
To open, manage, defend, settle or abandon any litigation initiated by or against the Company or its officials or otherwise relating to Company matters, and to settle with regard to or extend the timetable for the payment or satisfaction of any debt, claims or demands owing by or to the Company;

[3]	Submit to arbitration any claim or demand by or against the Company;

[4]
Appoint, and, at the discretion of the Board of Directors, remove or suspend the general manager, any officer, other employee or representati~~t~~ve, whether employed on a permanent or temporary basis or for special services, as the Board of Directors may from time to time determine, and to define their authorities and responsibilities and their remuneration, and to require assurances, under such cases and of such amounts as the Board of Directors may deem fit.

[5]
The Board of Directors may, on an ad hoc or permanent basis, authorize the general manager to appoint officers and other employees, define their authorities and responsibilities and determine their remuneration and terms of employment.

[6]
At any time and from time to time, the Board of Directors may appoint, under a power of attorney, any person to be the representative of the Company for such purposes and with such powers, authorities and discretion (not to exceed such powers, authorities and discretion granted to the Board of Directors under these Articles) and for such period and subject to such terms as the Board of Directors may deem fit from time to time, and any such appointment may, if the Board of Directors so deems fit, be conferred on the members of any local Board of Directors that is established or any member of such Board of Directors, or to any company or its members, its Board of Directors, its representatives, or the managers of any company or firm or to any person designated by any company or firm or in any other way to any group of persons appointed by the Board of Directors, whether appointed directly or indirectly.

[7]
The Board of Directors may appoint an attorney or attorneys in Israel or abroad to represent the Company before any court, arbitrator, judicial and quasi-judicial bodies, local and central government agencies and offices in Israel and abroad, and grant such attorney such powers as the Board of Directors may deem appropriate, including the power to delegate his powers, in full or in part, to another person or persons. The Board of Directors may delegate this power to the general manager on an ad hoc or permanent basis.

[8]
From time to time and at its discretion, the Board of Directors may secure and borrow any amount of money in such manner and under such terms and timetable as it may deem fit, including by issuance of debentures or debenture series, whether secured or otherwise, or by creating a mortgage, pledge or any other security interest over the enterprise or any or all of the Company assets, whether in existence at such time or in the future, including the share capital on which calls have not yet been made and share capital on which calls have been made but which has not yet been paid up.

23.	Chairman of the Board of Directors

(a)	The Board of Directors will elect one of its member as chairman of the Board of Directors.

(b)
The chairman of the Board of Directors shall be elected by the directors at the first Board of Directors meeting after the annual general meeting or after the Board of Directors meeting at which he was appointed to serve as a director, and shall serve as chairman of the Board of Directors as long as the Board of Directors has not otherwise resolved or until he no longer serves as a director.

(c)	The chairman of the Board of Directors shall not have an additional or casting rate at a meeting of the board.

24.	Convening the Board of Directors

(a)	The Board of Directors shall meet according to the needs of the Company, and in any event at least once every three months.

(b)	The Chairman of the Board of Directors may convene a meeting of the Board of Directors at any time, and shall do so at the demand of any of the following:

[1]	Two directors;

[2]	One director – under the circumstances set forth in Section 257 of the Law;

(c)
Without prejudice to the foregoing, the Chairman of the Board of Directors shall convene the Board of Directors in the event that Board of Directors action is required subsequent to a notice or report by the general manager in accordance with Section 122(d) of the Law, or a report by the Company’s auditor in accordance with Section 169 of the Law.

(d)
Where a meeting of the Board of Directors is not convened within fourteen days of the date of demand as provided in Article 24(b) above, or of the date of notice or report of the general manager or the auditor pursuant to Article 24(c) above, each of the persons enumerated in such Articles may convene a meeting of the Board of Directors to discuss the matter specified in the demand, notice or report, as the case may be.

(e)	Notice of a meeting of the Board of Directors shall be delivered to all members at a reasonable time prior to the date of the meeting.

(f)
Such notice shall be delivered to the address of each director as made known to the Company in advance, and it shall state the date of the meeting and the place at which it will convene, as well as a reasonably detailed statement of all of the matters on the agenda.

(g)	Notwithstanding the provisions of Article 24(b), the Board of Directors may be convened to meet without notice, by the consent of all of the directors.

25.	Meeting of the Board of Directors

(a)
The agenda for meetings of the Board of Directors shall be determined by the chairman of the Board of Directors and shall include matters determined by the chairman of the Board of Directors, matters determined as provided in Articles 24(b) and 24(c) above, any matter that a director or the general manager requests the chairman of the Board of Directors to include in the agenda, at a reasonable time prior to the convening of a meeting of the Board of Directors.

(b)
The chairman of the Board of Directors shall direct the meetings of the Board of Directors. Where the chairman of the Board of Directors is not present at the meeting, the Board of Directors shall elect another of its number to direct the meeting and to sign the minutes of the meeting.

(c)	The Board of Directors may hold meetings using any means of telecommunication such that all directors participating in the meeting can hear each other simultaneously.

(d)
The Board of Directors may pass resolutions even without actually convening, provided that all of the directors entitled to participate in the discussion and vote on the matter brought up for resolution have agreed not to convene for this matter.

(e)
Where resolutions are passed in accordance with the provisions of Article 25(d) above, the chairman of the Board of Directors shall prepare and sign minutes of the resolutions, including the resolution not to convene.

(f)	The chairman of the Board of Directors shall be responsible for the implementation of these provisions.

(g)	A majority of the members of the Board of Directors shall constitute a quorum.

(h)
Any meeting of the Board of Directors in which a quorum is present may exercise all the powers, powers of attorney and discretions conferred at such time on or generally exercised by the Board of Directors.

26.	Voting at the Board of Directors

(a)	Each director shall have one vote at meetings of the Board of Directors.

(b)	Resolutions of the Board of Directors shall be passed by ordinary majority; the chairman of the Board of Directors shall not have an additional vote.

(c)	A director, in his capacity as such, shall not be party to a voting agreement, and a voting agreement shall be considered to be a breach of fiduciary duty.

(d)	Minutes approved and signed by the director who chaired the meeting shall serve as prima facie evidence of its contents.

27.	Committees of the Board of Directors

(a)
The Board of Directors may appoint subcommittees. Only directors of the Company may serve as members of subcommittees to which the Board of Directors has delegated any of its powers. Advisory subcommittees may include also non-directors as members (“Subcommittee”).

(b)	A resolution passed or an act done by a Subcommittee in accordance with powers delegated by the Board of Directors, shall be considered as a resolution passed or an act done by the Board of Directors.

(c)	Subcommittees shall provide reports on a current basis to the Board of Directors regarding their resolutions or recommendations.

(d)	Articles 24 through 26 shall apply, mutatis mutandis, to the convening of meetings of Subcommittees and the proceedings at such meetings.

(e)	The Board of Directors may not delegate its powers to a Subcommittee with regard to the following matters:

[1]	determining the Company’s general policy;

[2]	distribution, as defined in Section 1 of the Law, unless in respect of purchase of shares of the Company in a framework outlined by the Company in advance;

[3]	determining the position of the Board of Directors in respect of a matter requiring approval of the general meeting or the giving of an opinion as provided in section 329 of the Law;

[4]	appointing directors, if the Board of Directors is entitled to so appoint;

[5]	issuance or grant of shares or securities convertible into shares or realizable as shares, or debenture series, except as set forth in Section 288(b) of the Law;

[6]	Approval of financial reports;

[7]
approval of transactions and acts requiring the approval of the Board of Directors pursuant to the provisions of sections 255 and 268 to 275 of the Law.

With respect to the foregoing matters, the Board of Directors may only appoint advisory committees.

(f)
The Board of Directors may abrogate the resolution of a Subommittee appointed by it; however, such abrogation shall not prejudice the validity of a resolution of a Subcommittee pursuant to which the Company has acted towards another person who was unaware of the abrogation.

28.	Audit Committee

(a)	The Board of Directors shall appoint from its members an audit committee, and the provisions of Article 27 shall apply thereto, mutatis mutandis.

(b)	There shall be no less than three members of the audit committee, and its members shall be appointed in accordance with the provisions of Section 115 of the Law.

(c)
The internal auditor of the Company shall receive notices of the holding of meetings of the audit committee and shall be entitled to take part in them. The internal auditor may request that the chairman of the audit committee convene the committee to discuss such matter as he may specify in his request, and the chairman of the audit committee shall convene the committee within a reasonable time from the date of the request, if he finds reason to do so.

(d)
A notice of the holding of a meeting of the audit committee at which a matter relating to the audit of financial reports is to be dealt with shall be sent to the auditor who may participate in the meeting.

(e)
The audit committee will locate defects in the company’s business administration, inter alia by consulting with the Company’s internal auditor or with the auditor, and to make proposals to the Board of Directors regarding ways of correcting such defects. In addition, the audit committee will decide whether to approve acts and transactions requiring the approval of the audit committee under sections 255 and 268 to 275 of the Law.

29.	General Manager

(a)
The Board of Directors may, from time to time, appoint one or more persons, whether or not directors, as general manager(s) of the Company, either for a definite period or without any limitation of time, and may from time to time, and subject to the terms of any agreement that may be executed between such general manager(s) and the Company, remove him or them from office and appoint another or others in his or their stead.

(b)
The general manager shall be liable for the current administration of the affairs of the Company, within the scope of the policies determined by the Board of Directors, and subject to its supervision. The general manager shall have all managerial and executive powers granted by law or in these Articles, all managerial and executive powers not granted by law or by these Articles to any other corporate body of the Company, and any other power delegated by the Board of Directors.

(c)
The general manager shall provide the Board of Directors reports of the Company’s routine operations. Such reports will be of such scope and shall be made at such times as directed by the Board of Directors.

(d)
The remuneration and other terms of the general manager shall be determined by the Board of Directors from time to time, subject to the terms of any agreement executed between him and the Company and subject to the provisions of the law, and may be paid as a salary, as a commission based on dividends, profits or turnover, or as a percentage of the profits, or any combination thereof. Where the law requires approval of the general meeting for an agreement with an officer, any such agreement shall be subject to such approval.

(e)
Subject to the provisions of the law, and in particular Section 92 of the Companies Law, the Board of Directors may from time to time delegate to the person acting as general manager at such time, the powers conferred on it in accordance with these Articles, at the discretion of the Board of Directors, and may delegate powers that shall be exercised for such purposes and needs and in such times and under such restrictions as the Board of Directors may deem appropriate. The Board of Directors may determine that powers delegated to the general manager shall be exercised exclusive by the general manager or by both the general manager and the Board of Directors, and may from time to time cancel, change and replace any or all of these powers.

(f)	The general manager may, subject to Board of Directors approval, delegate some of its powers to another person reporting to him.

(g)
The general manager shall provide the Board of Directors reports of the Company’s routine operations. Such reports will be of such scope and shall be made at such times as directed by the Board of Directors. The chairman of the Board of Directors may, at his initiative or by resolution of the Board of Directors, require the general manager to provide a report regarding the business of the Company.

30.	Officers of the Company

The Board of Directors may from time to time appoint and remove, and, subject to the provisions of the law and Article 23(c)(5) above, authorize the general manager on an ad hoc or permanent basis to appoint other officers and other employees, define their authorities and responsibilities and fix their remuneration and terms of employment.

31.	Liability Insurance, Indemnity and Exemption

(a)
Subject to the provisions of the Companies Law, the Company may enter into a contract to insure the liability of an officer for obligation imposed upon him due to an act performed by him by virtue of his being an officer, in any of the following instances:

[1]	breach of duty of care towards the Company or towards any other person;

[2]	Breach of the duty of loyalty to the Company, while acting in good faith and having reasonable cause to assume that such action would not prejudice the interests of the Company;

[3]
a financial obligation imposed on him in favor of another person.

In the event that the insurance contract covers the liability of the Company as well, the officer shall have precedence over the Company in collecting the insurance payments.

(b)	Subject to the provisions of the Companies Law, the Company may indemnify an officer for a liability or an expense as detailed in below, imposed or incurred by him in such capacity:

[1]	any financial obligation imposed on him in favor of another person by, or expended by him as a result of, a court judgment, including a settlement or an arbitrator’s award approved by court;

[2]
all reasonable litigation expenses, including attorneys’ fees, expended by the officer due to an investigation or a proceeding instituted against him by an authority qualified to administrate such investigation or proceeding, where such investigation or proceeding is “concluded without the filing of an indictment against the officer” (as defined in the Companies Law) and “without any financial obligation imposed on the officer in lieu of criminal proceedings” (as defined in the Companies Law), or that is concluded without indictment of the officer but with financial obligation imposed on him in lieu of criminal proceedings with respect to a crime that does not require proof of mens rea (criminal intent).

[3]
all reasonable litigation expenses, including attorneys’ fees, expended by an officer or charged to him by a court, in a proceeding instituted against him by the Company or on its behalf or by another person, or in any criminal proceedings in which he is acquitted, or in any criminal proceedings of a crime which does not require proof of mens rea (criminal intent) in which he is convicted.

[4]
The Company may covenant to indemnify prospectively, as set forth in Section [1] above, provided, however, that such indemnification will be limited to matters which are deemed by the Company’s Board of Directors, based on the activity of the Company at the time of the covenant, to be foreseeable, and to an amount or criteria that the Board of Directors has determined as reasonable under the circumstances, and provided further that the covenant to indemnify shall state the events that in the opinion of the Board of Directors are foreseeable given the Company’s actual activity at the time of the covenant and the amount or criteria that the Board of Directors has determined to be reasonable under the circumstances; with respect to events enumerated in Sections [2] and [3] above, the Company may also agree to provide indemnification retroactively; and all in accordance with Section 260(b) of the Law.

(c)	The foregoing shall not limit the Company in any way with regard to engaging in an insurance or indemnification agreement:

[1]	With respect to persons who are not officers of the Company, including employees, contractors or consultants of the Company;

[2]	With respect to officers of the Company – to the extent such insurance or indemnification are not expressly prohibited by law.

(d)	Subject to the provisions of the Law, the Company may, before the event, fully or partially exempt an officer from liability with respect to the breach of the duty of care.

(e)
Notwithstanding the provisions of Section [d] above, the Company may not, before the event, exempt a director from his liability with respect to breach of the duty of care in distribution (as defined in the Companies Law).

32.	Internal Auditor and Auditor

(a)

[1]	The Board of Directors shall appoint an internal auditor at the proposal of the audit committee.

[2]	The internal auditor shall report to the chairman of the Board of Directors.

[3]	The internal auditor shall submit a proposal for an annual or periodic work plan to the audit committee, which shall approve it subject to such amendments as they see fit.

[4]
The internal auditor shall submit a report of his findings to the chairman of the Board of Directors, to the general manager and to the chairman of the audit committee; a report relating to matters audited pursuant to section 150 of the Law shall be provided to whoever charged the internal auditor with carrying out the audit.

[5]	The office of an internal auditor shall not be terminated except in accordance with the provisions of Section 153 of the Law.

(b)

[1]
The general meeting shall appoint an auditor for the Company. The auditor shall continue to serve until the end of next annual meeting after the annual meeting that appointed him. The general meeting may appoint an auditor to serve as such for longer than a year, all subject to the provisions of Section 154(b) of the Law.

[2]	The Company may appoint several auditors to perform the audit jointly.

[3]
The auditor’s fees shall be fixed by the general meeting appointing the auditor, or, if the general meeting did not fix the fees or has authorized the Board of Directors to do so, by the Board of Directors. The Board of Directors shall fix the auditor’s fees with respect to other services provided to the Company. The Board of Directors shall report to the general meeting of the terms of engagement of the auditor with respect to additional services, including payments and obligations of the Company toward the auditor.

33.	Distribution, Dividend Distribution and Bonus Shares

(a)	Distribution, dividend distribution and issuance of bonus shares shall be made in accordance with the provisions of the Law and these Articles, as follows:

[1]	The Board of Directors may resolve to make a distribution, distribute dividend or issue bonus shares.

[2]
Dividend distribution to shareholders of the Company shall be made to all shareholders pro rata to the nominal value of each share, unless these Articles, as amended, expressly stipulate preferences with respect to dividend distribution.

[3]
The Board of Directors may deduct from any dividend or other moneys payable to any shareholder in respect of a share any and all sums of money then payable by him to the Company in respect of such share, whether or not such payment by the shareholder has already become due.

(b)
The Company may issue redeemable securities, all subject to the provisions of Section 312 of the Law and as will be determined in the terms of issuance of such redeemable securities. The power to issue redeemable securities is conferred upon the Board of Directors.

(c)
The Board of Directors may, as it deems useful and appropriate, appoint trustee or notables to hold in trust dividends, shares or other benefits of any kind uncollected over a certain period of time by holders of bearer shares or by registered shareholders who did not notify the Company of a change of address and did not contact the Company to collect such dividend, shares or benefits, over such period of time. Such notables or trustees shall be appointed in order to liquidate, collect or receive such dividends, shares and benefits, and execute unissued shares offered to the shareholders, but will not be entitled to transfer, assign or vote the shares with respect to which they were appointed or to transfer or assign any such benefits that they hold in trust. The terms of any such trust or appointment of notables shall stipulate that upon the first demand by a share with respect to which such trustee or notables were appointed, they shall return the relevant share and all the benefits held in trust to such shareholder or to any other person as the Company may instruct. All actions and arrangements effected by such trustees or/and any agreement between them and the Board of Directors shall be binding upon all the relevant parties.

(d)
The Board of Directors may from time to time determine the method of payment of dividend or distribution of bonus shares or any other benefits, and the arrangements with respect thereto, both to holders of registered shares and to holders of bearer shares. Without prejudice to the above, the Board may effect payment of any dividend or moneys with respect to shares, by delivery of check by mail to the shareholder's address as entered in the Register of Shareholders.

34.	Calls on Shares

(a)
The Board of Directors may, from time to time, at its discretion or subject to the terms stipulated upon issuance of the relevant shares, make calls upon shareholders to perform payment of any amount of the consideration of their shares not yet paid, provided that such shareholders receive at least fourteen days' notice for each call. Each shareholder shall pay to the Company the amount of every call so made upon him at the time(s) and place(s) designated in such call.

(b)	The joint holders of a share shall be bound jointly and severally to pay all calls and installments in respect thereof.

(c)
The shareholder or the person to whom the share was issued shall owe the Company indexation and interest, as will be determined by the Board of Directors, with respect to any amount not paid when due. Interest will accrue from the date designated for payment and until actual payment. The Board of Directors may waive indexation or interest in full or in part.

(d)
Any sum which by the terms of issuance of a share becomes payable upon issuance or at a fixed date, whether on account of the nominal value of the share or by way of premiums, shall for the purposes of these Articles be deemed to be a call duly made and payable on the date on which by the terms of the issuance the same become payable, and in the event of default, all of the provisions of these Articles with respect to indexation, interest and costs, forfeiture, etc., and all the other relevant provisions hereof shall apply, as if such sum had been payable by virtue of a call duly made and notified.

(e)
The Board of Directors may, if it deems fit, receive from any shareholder willing to advance the same, all or any part of the moneys uncalled and unpaid upon any shares held by him, and may, as may be agreed between the Board of Directors and the shareholder, pay such shareholder, in addition to any dividend (if any) paid with respect to the paid-up portion of the share with respect to which early payment has been made, interest and indexation with respect to such early payment or to any portion thereof exceeding the amount which at any given time has been called.

35.	Forfeiture

(a)
In the event that any shareholder (“Debtor”) fails to pay when due any amount payable pursuant to a call in accordance with the provisions of Article 34 above, the Board of Directors may at any time thereafter resolve that any of the shares with respect to which the Debtor has received the call shall be forfeited.

(b)	In accordance with the provisions of the law, forfeiture of a share shall, cause all rights in the Company and all demands toward it with respect to such share to terminate, ipso facto.

(c)	Forfeiture will extend to any dividend with respect to such share, unpaid before forfeiture, even if already declared.

(d)
A forfeited share may be sold, reallocated or otherwise disposed of on such terms and in such manner as the Board of Directors may deem fit, with or without any amount paid or deemed to have been paid on the share. Until sold, forfeited shares shall be dormant, as defined in Section 308 of the Law.

(e)
In the event that the proceeds of the sale of forfeited shares exceeds the consideration owed by the Debtor, the Debtor shall be entitled to the difference, provided that the amount retained by the Company shall not be less than the full consideration owing by the Debtor plus the cost of the sale.

(f)	The Board of Directors shall be entitled, although not obligated, at any time to collect forfeited money or any part thereof.

36.	Register of Shareholders

(a)	The Company shall maintain a shareholders’ register, which will include the following details:

[1]	The name, identity number and address of each shareholder, as provided to the Company;

[2]	The number and class of shares held by each shareholder, noting the nominal value of such shares, and if any amount is still due with respect to any share – such amount should also be noted;

[3]	The date of issuance or transfer of the shares to the current shareholder, as relevant;

[4]	If the shares have serial numbers, the Company shall, next to the name of each shareholder, note the serial numbers of his shares;

(b)
In the event that the Company has dormant shares, as stated in Section 308 of the Law, the Register of Shareholders shall also note the number of dormant shares and the date on which they became dormant, all based on the information available to the Company. The Register of Shareholders should also specify the number of shares of the Company that, in accordance with Section 309(b) or 333(b) of the Law, do not grant voting rights, and the date on which they because shares of this kind.

(c)
In the event that the Company maintains an additional register of shareholders, as provided in Article 37 herein, and in the event that the shares registered there have serial numbers, such serial numbers shall be registered in the additional register.

(d)	The Company shall alter the registration of ownership of shares in the Register of Shareholders as provided in section Article 36(a), in each of the following circumstances:

[1]
a deed of transfer of the share was delivered to the Company, signed by the transferor and the transferee, and any requirements of the Articles, ~~and/or~~ the ~~License or the Other Licenses~~ Communications Law, the Communications Order, so long as the Communications Order applies to the Company, with respect to the transfer of shares have been complied with;

[2]	a court order requiring the amendment of the Register of Shareholders was delivered to the Company;

[3]
it has been proven to the Company that the legal conditions (including under the Articles, ~~and/or~~ the ~~License or the Other Licenses~~Communications Law and the Communications Order, so long as the Communications Order applies to the Company) for assigning the right have been satisfied;

[4]
any other condition that is sufficient under the Articles ~~and/or~~, the ~~License or the Other Licenses~~Communications Law, the Communications Order, so long as the Communications Order applies to the Company, for registration of a change in the Register of Shareholders has been satisfied.

(e)
The Company may close the Register of Shareholders for a reasonable time, not to exceed 30 days, as may be designated by the Board of Directors. The Company shall publish notice of closing the Register of Shareholders at least 7 days ahead of time.

37.	Register of Substantial Shareholders and Additional Register of Shareholders outside Israel

(a)	Reports received by the Company pursuant to the Securities Law relating to the holdings of substantial shareholders of shares in the Company shall be kept in the register of substantial shareholders.

(b)	The Company may keep an additional register of shareholders outside of Israel, subject to the provisions of Section 138 of the Law.

38.	Stamp, Seal and Signature Rights

(a)	The Company may designate a seal or rubber stamps, and the Board shall provide for their safe custody;

(b)
The Board of Directors may authorize any person to sign on behalf of and act in the name of the Company, and the actions and signature of such person shall be binding upon the Company, provided that such actions and signature are not ultra vires;

(c)	The Board of Directors may use and maintain a seal for use outside of Israel, and instruct as to how it is to be used.

39.
Accounts

The Board of Directors shall cause accurate books of accounts to be maintained and financial reports to be published in accordance with Sections 171 through 175 of the Companies Law and in accordance with the provisions of any other applicable law.

40.
Charitable Contributions

The Company may make contributions of reasonable sums to worthy purposes even if such contributions are not made on the basis of business considerations. The Board of Directors shall be authorized to implement this Article.

41.
Minutes

The Company shall keep minutes of the proceedings at the general meeting, class meetings, meetings of the Board of Directors and meetings of Subcommittees, and shall keep them at its registered office or at any other address of which it has notified the Registrar, for a period of seven years from the date of such meeting.

42.	Notices

(a)
Notices and other documents that are to be delivered to any or all of the shareholders can be delivered by the Company to each of the shareholders in person or by duly stamped registered mail, addressed to the registered address of the shareholder in the Register of Shareholders, or by publication of a notice to shareholders or holders of rights of any kind in two daily Hebrew-language newspapers in Israel that have a reasonably-sized readership. Such publication shall be in lieu of personal delivery or delivery by registered mail.

(b)
If two or more persons are joint holders of a share, notices with respect to such share shall be delivered to the person first named on the Register of Shareholders in respect of such joint ownership, and any notice delivered in this manner shall be deemed sufficient. In the alternative, notice can be delivered by publication in two daily Hebrew-language newspapers in Israel that have a reasonably-sized readership.

(c)
Any shareholder registered in the Register of Shareholders, whether according to an address in Israel or abroad, and who from time to time gives the Company notice of an address for notices to be delivered to him, shall be entitled to receive notices in accordance with these Articles at such address. A shareholder shall not be entitled to receive notices at any address except as mentioned above.

(d)
A notice may be given by the Company to the persons entitled to a share in consequence of the death, bankruptcy or legal incompetence of a member, or, in case of a corporation, to the receiver or liquidator, by sending it through the mail by a prepaid letter to the address, if any, supplied for the purpose by the persons claiming to be so entitled, or – until such an address has been so supplied – by giving the notice in any manner in which the same might have been given if the death, bankruptcy, legal incompetence, liquidation or receivership had not occurred

(e)
Any notice or other document delivered or sent by mail shall be deemed to have been received within two business days from dispatch at the post office; proof that a letter containing the notice or document has been addressed to the address according to Company records and has been delivered to the post office with the correct stamp, shall be deemed proof of delivery.

(f)
Subject to the provisions of the law, wherever notice of a certain number of days should be given or where notice should be given that will be effective for a specific period of time, such number of days or period shall be inclusive of the date of delivery.

43.
Liquidation

In the event that the Company is liquidated, whether voluntarily or otherwise, the remaining assets after satisfaction of debt shall be distributed, in accordance with the law and subject to preferred rights that may be attached to shares, according to the following order:

(a)	Repayment of share capital: pari passu, pro rata to the share capital paid up on the nominal value of the shares.

(b)
The remainder: pari passu, pro rata to the share capital paid up on the nominal value of the shares, and for this purpose any uncalled amount shall be deemed to have been paid up, and any amount with respect to which a call has been made and which has not been paid as of the commencement of liquidation, shall not, for the purpose of this distribution, be deemed part of the paid up share capital.

44.	Exceptional Holdings; Compliance with the ~~License and the Other Licenses~~Communications Law and the Communications Order

The following provisions of this Article 44 shall apply for as long as and to the extent that the Communications Order applies to the Company:

(a)
To the extent practicable, the existence of  Exceptional Holdings shall be ~~registered~~ indicated in a Register of Shareholders with a notation that such holdings have been classified as Exceptional Holdings~~,~~   immediately upon the Company’s learning of the same. The Company shall send notice of any Exceptional Holdings to the registered holder of the Exceptional Holdings and to the Ministers ~~of Communications~~.

(b)
Exceptional Holdings shall not entitle the holder thereof to any rights in respect of such holdings~~, including the right to receive dividends~~, and shall be deemed “dormant shares” as defined in Section 308 of the Companies Law, unless and to the extent that the entitlement of holders to rights in respect of such Exceptional Holdings is permissible under the Communications Order.  ~~, except with respect to receiving dividends or other distributions to shareholders (including the right to participate in any rights offering calculated on the basis of holding of any Means of Control, provided that any additional holdings acquired as a result of the exercise of such right to participate in a rights offering shall also become Exceptional Holdings)~~. Therefore, any action taken or claim made on the basis of a right deriving from Exceptional Holdings shall have no effect from the time that the Company becomes aware thereof, except and to the extent that the Communications Order provides otherwise ~~with respect to receiving dividends or other distributions as aforesaid~~.

Without derogating from the foregoing, unless and to the extent that the Communications Order provides otherwise:

(c)
Exceptional Holdings shall not have any voting rights at a General Meeting ~~[~~Any shareholder participating in a General Meeting shall certify to the Company prior to the vote or, if the shareholder is voting by a proxy or any similar instrument, on such proxy card or similar instrument, as to whether or not his holdings in the Company or his vote require the approval of the Ministers pursuant to the Communications Law and the Communications Order ~~of Communications pursuant to Section 1(b) of Appendix 9 to the License (or the similar provisions of the Other Licenses)~~; in the event that any shareholder does not provide ~~notification~~ such certification as aforesaid, he shall not be entitled to vote at a General Meeting  and his vote shall not be counted for quorum purposes.

(d)
No Director shall be appointed, elected or removed ~~on the basis~~by virtue of Exceptional Holdings. In the event a Director is appointed, elected or removed ~~on the basis~~by virtue of Exceptional Holdings, such appointment, election or removal shall have no effect.

(f)
The shareholders of the Company shall at all times comply with the terms of the ~~License and the Other Licenses~~Communications Law and the Communications Order. Nothing herein shall be construed as requiring or permitting the performance of any acts that are inconsistent with the terms of ~~the License or the Other Licenses~~the Communications Law or the Communications Order. If any of these Articles shall be found to be inconsistent with the terms of the ~~License or the Other Licenses~~Communications Law or the Communications Order, the inconsistent provisions of such article shall be null and void, but the validity, legality or enforceability of provisions of other provisions shall not be affected thereby.

45.	Reports by Principal Shareholders

The following provisions of this Article 45 shall apply for as long as the Communications Order applies to the Company:

(a)
Any person who, after acquiring, directly or indirectly, shares in the Company becomes a Principal Shareholder, shall, within fourteen (14) days after becoming a Principal Shareholder, send to the Company, by registered or certified mail, a notice specifying the ~~amoun~~number~~t~~ of the shares held by such Shareholder and the date on which such Shareholder became a Principal Shareholder.

(b)
Any person who ceases to be a Principal Shareholder, shall, within fourteen (14) days thereof, notify the Company, by registered or certified mail, of the date on which such person ceased to be a Principal Shareholder.

(c)
A Principal Shareholder shall notify the Company of any change in its holdings of shares in the Company amounting,  in the aggregate to, 1% or more of the outstanding share capital of the ~~c~~Company, from the last notice of holdings provided by such Principal Shareholder to the Company, by registered or certified mail, within fourteen (14) days after such change.

(d)
~~Shares held by a Principal Shareholder of which the Company was not notified by such Principal Shareholder~~In the event a Principal Shareholder fails to provide the notice required  pursuant to the provisions of this Article 45 ("Undisclosed Holdings") ~~shall not entitle~~ the Principal Shareholder shall not be entitled to any rights in respect of such shares, and such Undisclosed Holdings shall be deemed “dormant shares” as defined in Section 308 of the Companies Law, until such Principal Shareholder notifies the Company of such Undisclosed Holdings pursuant to the provisions of this Article 45.

(e)	The provisions of this Article 45 shall not derogate from any other legal duty of a Shareholder to disclose its holdings or beneficial ownership of the Company's shares or Means of Control.